Filed Pursuant to Rule 253(g)(2)

File No. 024-10919

IROQUOIS VALLEY FARMLAND REIT, PBC

SUPPLEMENT NO. 3 DATED DECEMBER 2, 2021

TO THE OFFERING CIRCULAR DATED MAY 3, 2021

This document supplements, and should be read in conjunction with, the offering circular of Iroquois Valley Farmland REIT, PBC (“we”, “our”, “us” or the “Company”), dated May 3, 2021, as filed by us with the Securities and Exchange Commission (the “SEC”) on May 3, 2021, and as supplemented on September 8, 2021 and September 28, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

Directors and Officers

On November 22, 2021, the Company and former CEO Tera Johnson entered into a mutual separation agreement which will be effective Friday, December 3, 2021. Starting on November 22, 2021, director Andy Ambriole will serve as the interim CEO of the Company until such time as a permanent replacement is chosen by the Board of Directors. The separation is amicable, and Ms. Johnson is moving on to pursue other opportunities. During a two-week period of overlap, Ms. Johnson has supported Mr. Ambriole with transition of CEO duties, including orienting him to many of the organizational and management structures and processes implemented during her tenure. The Board has begun a search for a permanent CEO and expects to have an ample pool of qualified candidates.

A biography of Mr. Ambriole is as follows:

Mr. Ambriole, his wife Catie, and their three daughters farm approximately 1,400 acres of certified organic land in northern Indiana. Crops grown include corn, soybeans, wheat, and barley along with numerous species of cover crops. He has been a tenant of the Company since 2012 and an equity shareholder from 2012 to 2019. He has served on the Board of Directors since Iroquois Valley’s establishment as a REIT and public benefit corporation at the end of 2016. He has also served on the investment committee since that committee’s establishment in 2018. Beginning in 2021, Mr. Ambriole began providing occasional due diligence support and similar services to the Company as a consultant. His other activities include serving as president of his county’s Soil & Water Conservation District and as an assistant region director for the Indiana Association of Soil & Water Conservation Districts.

Management Compensation

In his capacity as Interim CEO, Mr. Ambriole is receiving the following compensation, beginning as of November 22, 2021:

Name	Position	2021 Salary	2020 Bonus	Stock Award	Option Award	Non-Qualified Deferred Compensation	All Other Compensation	Total 2021 Compensation
Andy Ambriole	Interim CEO and Director	$130,000(1)	None	None	None	None	$6,000(1)	$136,000(1)

(1)	All compensation amounts are based on annual totals. Mr. Ambriole’s term as CEO began on November 22, 2021, so for 2021 he will receive a pro-rated amount of his salary and benefits.

1

Conflicts of Interest

The following is an additional potential conflict of interest related to certain members of the Board of Directors:

David Miller and Joe Mantoan both serve as Directors on the IQVF Board and on the board of directors of Healing Soils Foundation (“HSF”), an Illinois-based 501(c)3 dedicated to advancing organic and regenerative agriculture and soil conservation practices through education, training, and awareness of soil, nutrition, and human health. Mr. Mantoan also serves as President of HSF. Neither Mr. Mantoan nor Mr. Miller receive any compensation from HSF. Iroquois Valley and HSF recently entered into a preliminary memorandum of understanding regarding administration, organization, and fundraising, as well as funding for soil health projects for Iroquois Valley farmers. Iroquois Valley and HSF are considering and likely will enter into additional transactions in the future, including for example that Iroquois Valley may lease certain spaces to HSF for full- or part-time use, such as certain parts of the Company’s Rock Creek property.

2